Exhibit (a)(5)(xi)

Email to Salix Employees

Dear Salix Employees:

I wanted to reach out to all of you today and convey my apologies for the lack of communication over the past week, and for any delays regarding integration planning. While we had some distractions over the past few days, we can now resume with the process of getting the Valeant-Salix deal completed, something that we continue to be committed to and which we expect will occur in early April.

I also want to convey to you that we remain very excited about the combination of our two companies. Your efforts to build a portfolio of strong core products and a promising pipeline have made Salix the clear leader in the growing GI market. I am convinced that both strategically and operationally, this combination is an ideal fit and will create tremendous value for all stakeholders. In addition, I am pleased to report that we will be continuing Salix’s strong history in North Carolina by maintaining a presence in Raleigh.

Now that we are able to concentrate on moving forward with the transaction, you can expect more detailed communications from us in the coming weeks. For now I want to thank you for your patience throughout this process. I understand that there have been some uncertainties along the way for the entire Salix organization, but I believe that Valeant and Salix have a very bright future together.

Best regards,

Mike Pearson

Valeant Chairman and CEO

The tender offer by Sun Merger Sub, Inc., a wholly owned subsidiary of Valeant Pharmaceuticals International, which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. (collectively “Valeant”) to acquire all outstanding shares of common stock of Salix Pharmaceuticals, Ltd. (“Salix”) at a price of $173.00 per share in cash, without interest and less any required withholding taxes (subject to reduction to $158.00 per share if the conditions to the offer are not satisfied, or waived by Valeant, by the end of the day on April 7, 2015), is scheduled to expire at 12:00 midnight, Eastern time, on April 1, 2015 (which is one minute after 11:59 p.m. Eastern time, on March 31, 2015), unless the tender offer is extended pursuant to and in accordance with the terms of the merger agreement governing such offer and the related transactions. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Salix. Valeant filed a Tender Offer Statement on Schedule TO with the SEC on March 4, 2015. Salix filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on March 6, 2015. Stockholders of Salix are urged to read the tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, in each case as amended (to the extent applicable), because they contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of

Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, have been made available to all stockholders of Salix at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement are available to all stockholders of Salix free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents that Valeant files with the SEC are and will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC are, and will be, made available to all stockholders of Salix free of charge at www.salix.com.